Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

[redacted]

07026870

SUPPL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 17 2007
WASH. D.C.
200

Our Ref: LB/CS/24/3

Your Ref: 82-2782

13 September 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Annual Information Update
- Director shareholding

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

dw 9/25

Company	Kelda Group PLC
TIDM	KEL
Headline	Annual Information Update
Released	16:58 09-Aug-07
Number	PRNUK-0908

Annual Information Update (`AIU') for the 12 months up to and including 28 June 2007

1. Introduction

1.1 This AIU is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom in Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. The information referred to below is not necessarily up to date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future.

1.2 This AIU contains a list of:

* Announcements made via a Regulatory Information Service ('RIS')

* Documents filed with the UK Register of Companies ('Companies House')

* Documents filed with the Financial Services Authority; and

* Documents published and sent to shareholders.

1.3 The Company is publishing the AIU via the RIS today and making it available on its website at www.keldagroup.com

2. Regulatory Announcements

2.1 The following regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com and on the Company's website at www.keldagroup.com

These announcements have also been notified to the US Securities and Exchange Commission.

Date of Publication	Regulatory Headline
28 June 2006	Transaction in own shares
3 July 2006	Annual Report and Accounts
7 July 2006	Annual Information Update
21 July 2006	Holding in Company
25 July 2006	Results of Annual General Meeting
27 July 2006	Holding(s) in Company
3 August 2006	Holding(s) in Company

7 August 2006	Holding(s) in Company
14 August 2006	Holding(s) in Company
14 August 2006	Holding(s) in Company
17 August 2006	Holding(s) in Company
18 August 2006	Holding(s) in Company
28 September 2006	Directors Shareholding
1 November 2006	Annual Report and Accounts Yorkshire Water Services Ltd / Yorkshire Water Services Finance Plc. (UK only)
28 November 2006	Interim Results
28 November 2006	Holding(s) in Company
4 December 2006	Holding(s) in Company
7 December 2006	Holding(s) in Company
7 December 2006	Holding(s) in Company
12 December 2006	Holding(s) in Company
19 December 2006	Holding(s) in Company
20 December 2006	Total Voting Rights
20 December 2006	Publication of Prospectus Yorkshire Water Services Finance Plc (UK only)
22 December 2006	Holding(s) in Company
28 December 2006	Sharesave Grant
2 January 2007	Holding(s) in Company
9 February 2007	Aquarion Sale and return of capital to shareholders
8 March 2007	Directors shareholding
20 April 2007	Aquarion sale and return of capital to shareholders
20 April 2007	Holding(s) in Company
20 April 2007	Holding (s) in Company
1 May 2007	Sale of Aquarion
9 May 2007	Return of cash - Notice of EGM
29 May 2007	Publication of Prospectus - Yorkshire Water Services Finance Plc (UK only)
1 June 2007	Publication of Prospectus - Yorkshire Water Services Finance Plc (UK only)

1 June 2007	Results of EGM
7 June 2007	Final Results
8 June 2007	Total Voting Rights
11 June 2007	Publication of Prospectus - Yorkshire Water Services Plc
11 June 2007	Director shareholding
11 June 2007	Director shareholding
15 June 2007	Filing of Prospectus
18 June 2007	Listing of New Ordinary Shares and B Shares
18 June 2007	Holding(s) in Company
22 June 2007	Return of Cash - Results of Election
25 June 2007	Return of Cash - Single B Share Dividend
28 June 2007	Director shareholding

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from:

Companies House

Crown Way

Cardiff

CF14 3UZ

Tel: 0870 333 3636

Email: enquiries@companies-house.gov.uk

Or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date	Type	Description
19 July 2006	G169	Return by a company purchasing its own shares
4 August 2006	G169	Return by a company purchasing its own shares
8 August 2006	Res09	Resolutions passed at the company's AGM
15 August 2006	AA	Group of Companies Accounts made up to 31/03/06
8 November 2006	363a	Annual Return
20 March 2007	AA	Interim Accounts made up to 30/11/06

31 March 2007	AAMD	Amended full accounts made up to 30/11/06
17 May 2007	288b	Secretary resigned
17 May 2007	288a	Secretary appointed

4. Documents filed with the Financial Services Authority and sent to shareholders

4.1 The following documents have been filed by the Company with the Financial Services Authority and sent to shareholders during the previous 12 months. These documents may be viewed at the UK Listing Authority's Documents Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at Western House, Halifax Road, Bradford BD6 2SZ.

Date	Document
3 July 2006	Kelda Group plc Annual Report and Accounts
3 July 2006	Notice of Annual General Meeting
3 July 2006	Form of Proxy (AGM)
9 May 2007	Circular and Notice of EGM
9 May 2007	Election Form
9 May 2007	Form of Proxy (EGM)
1 June 2007	EGM Resolutions (FSA Only)
15 June 2007	Prospectus (FSA Only)

5. Contacts

For further information, please contact:

Chris Hill

Deputy Company Secretary

Tel: 01274 804 135

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	12:04 17-Aug-07
Number	PRNUK-1708

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of director

   Christopher Charles Fisher

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Christopher Charles Fisher

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Purchase

7. Number of shares/amount of stock acquired

   2,154

8. Percentage of issued class

   N/A

9. Number of shares/amount of stock disposed

   N/A

10. Percentage of issued class

    N/A

11. Class of

12. Price per

13. Date of

14. Date company

security	share	transaction	informed
Ordinary Shares of 20 2 /9 pence	7.885	16 August 2007	16 August 2007

15. Total holding following this notification

6,000

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which options exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Christopher Hill 01274 804135

25. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification 17 August 2007

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

END